SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S/A

CNPJ/MF No. 02.558.124/0001-12
NIRE 3330026237-7

MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, Time and Place: March 22, 2005, at 4 pm, at the Company's Registered Office, located in the Capital of the State of Rio de Janeiro, at Rua Regente Feijó No. 166/1687-B – Centro – RJ.

Call and Attendance: The members of the Board of Directors were regularly called, and the meeting was attended by the members of the Board of Directors and, under the terms of §3 of article 163 of Act No. 6.404/76, by the members of the Audit Committee, as per the undersigned signatures. The meeting was also attended by Messrs. Fernando Alberto S. Magalhães and Roberto Martorelli, representatives of Ernst & Young Auditores Independentes S/S.

Agenda: 1) Discussion and approval of the Management Report, Officers' Accounts and Financial Statements, regarding the year ended on December 31, 2004. In order to comply with article 142, V, of Act 6.404/76, the Directors analyzed and, upon a broad discussion, voted and unanimously approved: (i) the Management Report, (ii) the Financial Statements, based on the Opinion issued by Independent Auditors and the favorable opinion issued by the Audit Committee, and (iii) the Income Destination Proposal, clarifying that in view of the loss occurred on 12.31.2004, as well as the Company's financial needs, there is no proposal for the distribution of dividends. 2) Call to the Company's Annual General Meeting. Next, the Directors present approved, the proposal to call the Annual General Meeting, to be held on April 29, 2005, or on any date to be defined by the Company's President, based on the following proposal of Agenda and General Instructions: (i) take the accounts from managers, examine, discuss and vote on the Financial Statements; (ii) deliberate on the destination of year's income ended on 12.31.2004; (iii) election of a member to the Board of Directors, to supplement the term of office; (iv) fix the annual global remuneration of the Company's management; and (v) election of the members of the Audit Committee and establishment of the relative compensation. General Instructions: (a) The powers of attorney shall be lodged at the Company's main office by forty-eighty hours prior to the Meeting. (b) The shareholders members of the Fungible Custody of Nominative Shares of Stock Exchanges wishing to participate in this Meeting shall present a statement issued up to two (02) days prior to the occurrence thereof, showing his/her respective shareholding equity. (c) As per set forth in the Regulatory Instruction CVM No. 165, of 12/11/91, with text provided by article 1 of Instruction CVM No. 282, of 06/26/98, the percentage for request of multiple vote shall be five per cent (5%) of the voting capital.

There being no other business to discuss, these minutes is executed by the Directors who attended the meeting.

Signatures:

Board of Directors

__________________________________
Carlos Henrique Moreira - President

_________________________________
José Formoso Martínez – Vice-President

__________________________________
Maria Silvia Bastos Marques

__________________________________
Dilio Sergio Penedo

___________________________________
Joel Korn

___________________________________
Alberto de Orleans e Bragança

Audit Committee

_______________________________
Ruy Dell’Avanzi - President

_______________________________
Edison Giraldo

_________________________________
Erasmo Simões Trogo

____________________________________
Antonio Oscar de Carvalho Petersen Filho
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.